SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Unaudited Key Performance Indicators for the First Quarter of 2020, dated April 20, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 21, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2020

The unaudited financial data of the Group for the first quarter of 2020:

•Operating revenue was RMB181.3 billion, down by 2.0% over the same period last year; of which, revenue from telecommunications services was RMB168.9 billion, up by 1.8% over the same period last year

•EBITDA was RMB68.5 billion, down by 5.8% over the same period last year

•Profit attributable to equity shareholders was RMB23.5 billion, down by 0.8% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2020.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2020 to 31 March 2020	For the period from 1 January 2019 to 31 March 2019	Change

Operating Revenue (RMB)	181.3 billion	185.0 billion	-2.0%
Of which, Revenue from
Telecommunications Services (RMB)	168.9 billion	165.9 billion	1.8%
Sales of Products and Others (RMB)	12.4 billion	19.1 billion	-34.9%
EBITDA (RMB)	68.5 billion	72.7 billion	-5.8%
EBITDA Margin	37.8%	39.3%
Profit before Taxation (RMB)	30.6 billion	30.7 billion	-0.2%
Profit Attributable to Equity Shareholders (RMB)	23.5 billion	23.7 billion	-0.8%
Margin of Profit Attributable to Equity Shareholders	13.0%	12.8%

Operating Data

	As at 31 March 2020/ For the period from 1 January 2020 to 31 March 2020	As at 31 December 2019/ For the period from 1 October 2019 to 31 December 2019

Mobile Business
Total Customers	946 million	950 million
Net Additional Customers*	-3.98 million	8.25 million
4G Customers	752 million	758 million
5G Package Customers	31.72 million	2.55 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	46.9	46.0
Total Voice Usage (minutes)*	661.4 billion	794.1 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	234	278
Handset Data Traffic (GB)*	19.7 billion	17.5 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)*	8.3	7.1
SMS Usage (messages)*	241.6 billion	231.2 billion

Wireline Broadband Business
Total Customers	191 million	187 million
Net Additional Customers*	4.10 million	1.99 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	31.3	33.0

*for the relevant reporting period

COVID-19 posed an impact on the overall society and economy in the first quarter of 2020. The Group’s business development was no exception. In light of COVID-19, the Group has introduced “three safeguards” which endeavoured to provide reliable communications, maintain service continuity and step up comprehensive prevention and control measures. Leveraging the demand for informatization services brought about by measures to prevent and control COVID-19 and the resumption of work and production, the Group has also accelerated business transformation and upgrade.

The Group’s total number of mobile customers was around 946 million as at 31 March 2020. Among them, the numbers of 4G customers and 5G package customers were 752 million and 31.72 million respectively. During the first quarter of the year, data traffic business maintained growth momentum with handset data traffic recording a year-on-year increase of 43.4% and handset data DOU reaching 8.3GB. Total voice usage declined by 16.3% year- on-year to 661.4 billion minutes, which was attributable to OTT substitution and COVID-19. Buoyed by the rapid growth of corporate SMS, total SMS usage rose by 45.4% year-on-year. Mobile ARPU dropped by 6.7% year-on-year to RMB46.9 for the first quarter of the year and the decline rate has moderated compared to that of the previous year.

As at 31 March 2020, the total number of wireline broadband customers was 191 million, with a net increase of 4.10 million for the first quarter of the year. Wireline broadband ARPU amounted to RMB31.3.

Amidst COVID-19, the Group’s telecommunications services revenue grew by 1.8% year- on-year to RMB168.9 billion for the first quarter of 2020. Currently, measures to prevent and control COVID-19 are still underway and some impact may carry over. The Group will continue to foster business transformation and upgrade and make an all-out effort to promote the coordinated development of the CHBN four major markets. It will also continue to optimize its revenue structure and strive to maintain growth in telecommunications services revenue for the full-year of 2020.

The Group’s revenue from the sales of products and others went down by 34.9% year-on- year to RMB12.4 billion for the first quarter of the year. The decline was mainly caused by contracted sales of handsets and IoT devices, amongst other products, due to COVID-19.

Profit attributable to equity shareholders fell by 0.8% year-on-year to RMB23.5 billion for the first quarter of 2020. Margin of profit attributable to equity shareholders was 13.0% with ongoing industry-leading profitability. EBITDA reduced by 5.8% year-on-year to RMB68.5 billion.

In the face of various challenges including COVID-19, business transformation and upgrade and higher 5G-related costs, the Group will continue to develop new sources of revenue and identify ways to curtail expenses, while taking measures to reduce costs and enhance efficiency. The Group will place a focus on deploying resources with precision and high effectiveness, striking a balance between its short-term performance and long-term development. While undertaking business transformation and nurturing new areas of growth, the Group will maintain good profitability and continuously create value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 20 April 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.